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                           August 31, 2020

       Rich Wheeless
       Chief Executive Officer and Chief Financial Officer
       ParcelPal Technology Inc.
       190 Alexander Street, Suite 305
       Vancouver, BC V6A 2S5
       Canada

                                                        Re: ParcelPal
Technology Inc.
                                                            Registration
Statement on Form 20-F
                                                            Filed August 4,
2020
                                                            File No. 0-56191

       Dear Mr. Wheeless:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 20-F filed August 4, 2020

       Key Information
       Selected Financial Data, page 2

   1. We note that you have included selected financial data for the interim periods ended
                                                        March 31, 2020 and 2019
and have filed the corresponding financial statements on
                                                        SEDAR. Please amend
your filing to include these financial statements to comply with
                                                        Item 8.A.5 of Form
20-F.
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Technology Inc. Wheeless
Comapany
August 31, NameParcelPal
           2020           Technology Inc.
August
Page 2 31, 2020 Page 2
FirstName LastName
Information on the Company
Business Overview, page 14

2. Please expand your disclosure to more clearly describe and convey the nature of your business and platform, including your eCommerce integrations services and your mobile application functions. Describe their features and functionality and how your clients access your platform. In addition, please clarify how retail customers and businesses use your services.
3. We understand from your description of services on page 15 that you deliver various products from merchants and local businesses to retail customers and companies. Please expand your disclosure to address the following points:

                Clarify whether your customers are the individual retail consumers and companies ordering products through your application or the merchants and local businesses that use your platform to sell products.

                Explain how you generate revenue from your involvement in the transaction, identify any services that are incremental to the delivery services, and describe the mechanism or process for collecting your fees.

                Please indicate whether retail consumers and/or merchants are paying flat fees or variable fees, and how these are established.

                If you receive payments from consumers for the entire transaction amounts, indicate how you have assessed your role as a principal or agent, and describe how payments are made to merchants for the products.
4. We note that you refer to the delivery of cannabis as well as food and alcohol. With regard to the various items you deliver, please disclose the material effects of government regulations on your business, identifying in each case the regulatory body and the applicable material regulations. See Item 4.B.8 of Form 20-F.
Our strategy, page 15

5. Please expand your disclosure to discuss the capital necessary to execute your growth strategy in 2020. In this regard, we note you disclose on page 11 that you will need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute your business plan, but you state on page 18 that you believe your working capital is sufficient for your present business requirements. If the company
doesn   t have
         sufficient liquidity to fund its growth strategy, explain what additional sources of liquidity are available to you.
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Technology Inc. Wheeless
Comapany
August 31, NameParcelPal
           2020           Technology Inc.
August
Page 3 31, 2020 Page 3
FirstName LastName
Operating and Financial Review and Prospects
Operating Results, page 16

6. We note that your measure of gross profit as a percentage of revenue decreased from
         23.8% in 2018 to 16.6% in 2019. Please expand your disclosure to explain the reasons for this variance.
7. We note your disclosure that amortization expense decreased from C$124,279 in the three months ended March 31, 2019, to C$65,975 in the three months ended March 31, 2020, due to adding new vehicles that require less wear and tear during the initial years. This disclosure seems to imply that you are amortizing the vehicles in a manner that differs from the straight line method. However, disclosure on pages F-9 and F-12 indicates that you amortize such amounts utilizing the straight line method.

         Please address this apparent discrepancy; clarify your rationale for initially recording lower depreciation on your vehicles if this is your accounting policy, and explain how the amortization rate varies over the estimated life of the vehicles.
8. We note that you report significant marketing and promotion expense for each period.
         Please expand your disclosure to describe the nature of these expenses, and tell us how you determined that such amounts would be classified as expenses rather than cost of sales (as part of the transaction price) for each type of marketing and promotion expense that you have incurred, based on the guidance in paragraphs 47-72 of IFRS 15. Please submit a schedule for our review, showing the composition of these amounts by type and correlating with your analysis for each period presented.
Structure of the Board, page 24

9. Revise to specify precisely when in 2020 the current terms of the four directors expire.
         See Item 6.C(1) of Form 20-F.
Material Contracts, page 31

10. Please revise to briefly describe the material terms of your Goodfood and Amazon
         Transportation Agreements and Lineten Technologies Platform Agreement, including material obligations under the agreements and termination and payment terms. Please also disclose the maturity date for each Tangiers note and tranche thereunder.
Exhibit 15.1, page 63

11. Please obtain and file with your next amendment a consent from your auditor which includes the date of their consent.
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Technology Inc. Wheeless
Comapany
August 31, NameParcelPal
           2020           Technology Inc.
August
Page 4 31, 2020 Page 4
FirstName LastName
Financial Statements
Note 2 - Basis of Presentation, page F-10

12. We understand from your disclosure under Revenue from Contracts with Customers on page F-10 that your only performance obligation is the provision of delivery services, and does not include any other services or sales of goods. If this is not correct, or if your revenues reflect any transaction amounts that include the value of products delivered, please expand your disclosure to clarify.

         Also disclose the information about determining the transaction price, amounts allocated to performance obligations, and assets recognized from the costs to obtain or fulfill a contract, to comply with paragraphs 126 and 127 of IFRS 15.
13. We note that you present expenses in your Statements of Loss and Comprehensive Loss by both function and nature, and that the amount you report as cost of sales appears to exclude certain costs that may be attributable to this measure, such as amortization.

         Please revise as necessary to conform to the guidance in paragraphs 99 through 105 of
         IAS 1, which requires the presentation of expenses by one of these methods, either function or nature. If you present expenses by function, include a complete measure of cost of sales. You may refer to the guidance in paragraphs 91 through 104 of
         IFRS 15 in identifying costs that are attributable to cost of sales.
Note 4 Loan Receivable, page F-13

14. We note your disclosure explaining that you have made three loans to vendors, two of which are related to your directors. Please expand your disclosure to explain the reasons for making each of these loans and to clarify the nature of your relationship with the vendors and how they are related to your revenue generating transactions.
General

15. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, but we will continue to review your filing until all the staff's comments have been resolved.
16. We note you disclose on your registration statement cover page that you qualify as an
            emerging growth company.    Please revise your disclosure to
discuss the exemptions and
         scaled disclosure requirements available to you as an emerging growth company. Please also identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.
 Rich Wheeless
ParcelPal Technology Inc.
August 31, 2020
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameRich Wheeless
                                                            Division of
Corporation Finance
Comapany NameParcelPal Technology Inc.
                                                            Office of Energy &
Transportation
August 31, 2020 Page 5
cc:       Theodore Ghorra
FirstName LastName